1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
January 21, 2019	www.integraresources.com

INTEGRA SIGNS OPTION AGREEMENT TO AQUIRE WAR EAGLE, ADDING A THIRD LOW

SULPHIDATION GOLD-SILVER DEPOSIT TO LAND PACKAGE IN IDAHO

Press Release Highlights:

• War Eagle Mountain is a famous past producing gold-silver district, renowned for its high grades of gold and silver, that is estimated to have produced over 500,000 oz Au in the late 1800s

• War Eagle Mountain is located 3 km southeast of Integra’s Florida Mountain Deposit and 9 km east of the DeLamar Deposit

• Drill results from past historical drilling done on the project in reports from previous operators include:

o Drill hole W14, grading 4.07 g/t AuEq over 82.30 m, including 32.04 g/t over 3.05 m

o Drill hole W02, grading 9.49 g/t AuEq over 6.09 m

o Drill hold W40, grading 8.83 g/t AuEq over 42.67 m, including 19.19 g/t over 10.67 m

o Drill hole W06, grading 55.03 g/t AuEq over 1.52 m

o AuEq (Gold equivalent) = g Au/t + (g Ag/t ÷ 85)

Vancouver, British Columbia – Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce that, through its wholly owned subsidiary, DeLamar Mining Company (“DeLamar Mining”) it has entered into an option agreement with Nevada Select Royalty, Inc. (“Nevada Select”), a wholly owned subsidiary of Ely Gold Royalties, Inc (TSX-V: ELY, OTCQB: ELYGF) (“Ely Gold”) to acquire Nevada Select’s interest in a State of Idaho Mineral Lease (the “State Lease”) encompassing the War Eagle gold-silver Deposit (“War Eagle”) situated in the DeLamar District, southwestern Idaho. The project is situated 3 km east of Florida Mountain, Integra’s 100% owned gold-silver Deposit that has a NI- 43-101 inferred resource estimate and multiple high-grade intercepts from the 2018 drill program.

In the War Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

George Salamis, President & CEO of Integra Resources, commented, “We are pleased to announce the option agreement with Nevada Select, representing the Company’s third, significant gold-silver project in 14 months in the prolific DeLamar District of southwest Idaho. As is the case at DeLamar and Florida Mountain, the Company believes that War Eagle presents tremendous opportunity to explore for known high-grade epithermal gold and silver vein mineralization. War Eagle Mountain maintains its place in the mining history books for its high-grade gold-silver vein systems. Sporadic, shallow drilling by previous operators on-strike and at depth on these vein structures produced high-grade results over good widths, up to 32.04 g/t gold equivalent over 3.05 meters, but was never followed up with more extensive drilling.”

Mr. Salamis added, “War Eagle Mountain, like Integra’s adjacent Florida Mountain and DeLamar Deposit, has a rich history of high-grade gold-silver production dating back to the late 1800’s. The War Eagle-Florida- DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. Based upon records from the 1800’s, and records from open pit mining at DeLamar and Florida Mountain, mineralized material from War Eagle was obtained in greater amounts from far less material mined, and thus were of higher unit value per ton than any other mining operation in the district. Integra seeks to demonstrate this theory through exploration of War Eagle in 2019 and beyond.”

To view a map outlining War Eagle Mountain’s location in comparison to the DeLamar and Florida Mountain Deposits, please click the following link:

https://www.integraresources.com/site/assets/files/2572/war_eagle_plotter_map_with_carton_vuse.pdf

Historical Drill Results Summary: War Eagle

The following table highlights several of the best intercepts as described in historic drill data tabulations.

Table 1. Select Historic Drill Results at War Eagle Mountain

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14	131.06	213.36	82.30	4.07
incl	131.06	134.11	3.05	32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40	152.40	195.07	42.67	8.83
incl	166.12	176.78	10.67	19.19
W51	124.97	132.59	7.62	8.04

(1) The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators’ exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 85)

History of War Eagle

The discovery of gold in Jordan Creek in 1863 led to the first rush of exploration and mining in-and-around Silver City, Idaho. This first era of mining expanded from placer mining to underground operations that focused on high-grade veins within the Owyhee Mountain range in the War Eagle Mountain District, south of Silver City.

War Eagle Mountain provided the first, significant production within the Silver City district after the discovery of the Oro Fino Vein system on top of War Eagle Mountain. By 1875, 10 shafts ranging in depth from 90 m to 400 m had been dug to access the Oro Fino system and an estimated 500,000 ounces of gold had been extracted. Following the collapse of the Bank of California in 1876, the shafts on War Eagle Mountain were abandoned. In 1899, the American Smelting and Refining Company drove a 3 m by 3 m tunnel 2,133 m into the side of War Eagle Mountain to drain the existing shaft system around Oro Fino and re-start mining. After completing the tunnel, issues arose, and the American Smelting and Refining Company stopped work and the mines sat idle.

The mines at War Eagle were so prolific that Silver City’s population grew to approximately 4,000 people and supported 12 stamp mills. In 1887, high-grade vein mineralization was discovered at DeLamar and Florida Mountain resulting in the production of an additional 750,000 oz of gold and over 50 million oz of silver prior to 1914.

War Eagle Geology

The War Eagle Mountain Project, situated 3 km southeast of Integra’s 100% owned Florida Mountain Deposit and 9 km east of the Company’s DeLamar Deposit, is located in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River–Steens flood basalt province and the western margin of the Snake River Plain. The Owyhee Mountains are host to a major mid-Miocene eruptive center, generally composed of mid-Miocene age basalt flows and younger, rhyolitic flows, domes and tuffs, developed on an eroded surface of Late Cretaceous age granitic rocks.

Two styles of low sulphidation epithermal gold-silver mineralization have been recognized in this region; relatively continuous, north-south and northwest-southeast striking quartz-filled fissure veins that were the focus of late 19th and early 20th century underground high-grade gold-silver mining, and broader, bulk- mineable low-grade gold-silver zones of closely-spaced quartz veinlets and quartz cemented hydrothermal breccia veinlets, primarily bulk mined in open pits.

The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

Summary Terms of the Agreement

Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments. The cash payments are payable as follows:

• US$20,000 at execution of the option agreement (paid);

• US$20,000 cash on the six-month anniversary;

• US$30,000 cash on the one-year anniversary;

• US$30,000 cash on the second anniversary;

• US$30,000 cash on the third anniversary; and

• US$70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth- year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

DeLamar Exploration Ongoing

Currently the Company has one Reverse Circulation (“RC”) drill rig that has recently begun drilling infill and extensional holes in Sullivan Gulch. A second drill rig, a core rig, is currently scheduled to begin on the DeLamar Project in February.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra Resources Corp. is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 23,000 meters drilled. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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